

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

May 19, 2011

Mr. Richard Astrom
A Clean Slate, Inc.
1750 Osceola Boulevard
West Palm Beach, Florida 33409

**Re: A Clean Slate, Inc.
            Registration Statement on Form S-1
            Amended on May 11, 2011
            File No. 333-171804**

Dear Mr. Astrom:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your filing to include financial statements for the three months ended March 31, 2011.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Laura Anthony, Esq.
        Via facsimile, 561-514-0832